                            FORM 11-K

                 ______________________________

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


(Mark One)
[ x ]  Annual Report pursuant to section 15(d) of the Securities
  Exchange Act of 1934

           For the fiscal year ended December 31, 2001


                               OR

[     ]Transition report pursuant to section 15(d) of the
  Securities Exchange Act of 1934

         For the transition period from ______ to ______

                  Commission file number 1-7288
                   __________________________




                    THE BOMBAY COMPANY, INC.
        EMPLOYEE 401(k) SAVINGS AND STOCK OWNERSHIP PLAN



                    _________________________


                    The Bombay Company, Inc.
     (Exact name of registrant as specified in its charter)

                        550 Bailey Avenue
                    Fort Worth, Texas  76107








                             1 of 15

                    THE BOMBAY COMPANY, INC.
        Employee 401(k) Savings and Stock Ownership Plan
           Index to Financial Statements and Schedules


                                                               Page

Report of Independent Auditors                                  3

Financial Statements:

    Statements of Net Assets Available for Benefits             4

    Statements of Changes in Net Assets Available for           5
Benefits

    Notes to Financial Statements                              6-11

Signature                                                       12

Supplemental Financial Schedules:

    Schedule I - Schedule H, Line 4i, Schedule of Assets      13-14
Held for Investment Purposes

    Other schedules have not been presented because they were not applicable, and, thus, not required.

Exhibits:

    Consent of Independent Auditors                             15

                 REPORT OF INDEPENDENT AUDITORS

To the Participants and Administrative Committee of
The Bombay Company, Inc. Employee 401(k) Savings and
Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of The Bombay Company, Inc. Employee 401(k) Savings and Stock Ownership Plan ("the Plan") as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and loans or fixed income obligations are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"). These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






WHITLEY PENN
Fort Worth, Texas
June 25, 2002


                               THE BOMBAY COMPANY, INC.
                 Employee 401(k) Savings and Stock Ownership Plan
                  Statements of Net Assets Available for Benefits
                             December 31, 2001 and 2000



                                                      2001            2000
Assets
Investments:
  At fair value
    Pooled separate accounts                       $3,894,565       $3,778,933
    Common stock, The Bombay Company, Inc.          1,423,014        1,121,669
    Participant loans                                 419,584          435,708
  At contract value
    Insurance company general account               1,791,739        1,445,465
                                                    7,528,902        6,781,775
Receivables:
  Employee contributions                               63,652          103,462
  Employer contributions                               38,820           63,317
                                                      102,472          166,779

          Total assets                              7,631,374        6,948,554


Liabilities
Company loan payable                                (261,884)         (261,884)
Excess contributions payable                              --                --
Administrative costs payable                          (2,932)           (2,754)
   Total liabilities                                (264,816)         (264,638)

Net assets available for benefits                  $7,366,558        $6,683,916







The accompanying notes are an integral part of these financial statements.


                                 THE BOMBAY COMPANY, INC.
                    Employee 401(k) Savings and Stock Ownership Plan
               Statements of Changes in Net Assets Available for Benefits
                  For the Years Ended December 31, 2001 and 2000



                                                       2001            2000
Contributions:
    Employee                                        $1,004,570     $1,011,953
    Employer                                           599,365        611,235
    Rollovers                                           38,210        192,074
                                                     1,642,145      1,815,262

Investment income (loss):
  Interest and dividends                               124,344        105,371
  Net depreciation in
    fair value of investments                         (389,232)    (1,919,534)

                                                      (264,888)    (1,814,163)
Distributions:
  Benefits paid                                       (661,463)      (798,665)
  Administrative costs                                 (33,152)       (32,024)
                                                      (694,615)      (830,689)

Increase (decrease) in net assets
   available for benefits                              682,642       (829,590)

Net assets-beginning of year                         6,683,916       7,513,506
Net assets-end of year                              $7,366,558      $6,683,916









The accompanying notes are an integral part of these financial statements.


                    THE BOMBAY COMPANY, INC.
        EMPLOYEE 401(k) SAVINGS AND STOCK OWNERSHIP PLAN
                  Notes to Financial Statements
                        December 31, 2001


Note 1 - Description of Plan


General

The Bombay Company, Inc. (the "Company") adopted the Employee 401(k) Savings and Stock Ownership Plan (the "Plan") on September 9, 1990, effective January 1, 1991, for the benefit of qualified employees. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan has complied with the fidelity bonding requirements of ERISA. Reference should be made to the Plan document for a complete description.


Administration

The Plan is administered by the Compensation and Human Resources Committee of the Board of Directors of the Company through an Administrative Committee consisting of three officers of the Company. This Administrative Committee oversees the Employee Benefits Department of the Company in conducting the daily operations of the Plan. The appointed Plan Trustee is CG Trust Company ("CIGNA"), who revalues the assets of the Plan daily. Each revaluation takes into account earnings and capital appreciation or depreciation, whether realized or unrealized, of the assets of the Plan. Amounts credited to the accounts of participants are also adjusted at each valuation date so as to be equal to the value of the net assets of the Plan. Participants receive valuation statements of their individual accounts as of each fiscal quarter end. The Investment Administrator is Connecticut General Life Insurance Company, a CIGNA company.


Eligibility

Employees of the Company who are at least 21 years of age, and have completed one year and at least 1000 hours of service within twelve consecutive months are eligible to participate in the Plan. An eligible employee may elect to contribute up to 15% of compensation to the Plan within certain limitations, beginning with the first payroll period following eligibility. Employee contributions to the Plan are made in the form of payroll deductions. A participant may elect to change the percentage of compensation to be contributed to the Plan up to twice in any Plan year. Participants may also elect to suspend or resume participation with 30 days written notice to the Plan Administrator.


Contributions

The Plan provides that the Company shall match 100% of each participant's initial 3% contribution, and 50% of the next 2% contributed by the participant. The Company may make elective contributions in addition to the matching amounts. Matching Company contributions are allocated to individual participant accounts quarterly. During 2001 and 2000, the Company made matching contributions of $599,365 and $611,235, respectively, in the form of cash.

                    THE BOMBAY COMPANY, INC.
        EMPLOYEE 401(k) SAVINGS AND STOCK OWNERSHIP PLAN
            Notes to Financial Statements (Continued)
                        December 31, 2001


The   Plan   accepts  rollover  contributions  of   participants'
distributions from other qualified plans under Section 401 of the Internal Revenue Code. Rollover contributions are not subject to matching Company contributions.


Vesting and Forfeitures

Participants are immediately vested in their contributions to the Plan plus actual earnings thereon. For participants enrolling in the Plan on or after January 1, 2000, Company matching and elective contributions made to participants' accounts are fully vested immediately. For participants enrolled in the Plan prior to January 1, 2000, vesting in the Company's matching and elective contributions is based on the following schedule of service:

              Years of Service    Vested Amount
                      1                  0%
                      2                100%

In the event of termination of employment, the unvested portion of a participant's account in the Plan is forfeited. At the discretion of the Administrative Committee, all forfeited amounts are available to pay administrative charges, offset Company contributions or be reallocated to remaining participants as of the end of the Plan year. Reallocations are based on the ratio that participants' compensation for the Plan year bears to the total compensation of all such participants' compensation for the Plan year. During the years ended December 31, 2001 and 2000, forfeitures totaled $11,756 and $29,218, respectively. As of December 31, 2001, all amounts forfeited under the Plan remain available for use.


Distributions

Upon reaching age 70-1/2, upon death or disability, or upon termination of employment, the vested portions of a participant's account are generally paid to the participant or beneficiaries in the form of a lump sum payment. Prior thereto, distributions may be made upon reaching age 59-1/2 or if a financial hardship situation, as defined by the Internal Revenue Service, is established. Distributions may be made in the form of cash, Company stock, or a combination thereof, at the discretion of the participant.


Participant Loans

Participants may borrow up to the lesser of (a) $50,000, (b) 50% of total vested account balance, or (c) the participant's aggregate contributions plus earnings thereon, but not less than $500. Loans, plus interest at the rate of prime +1%, are generally repaid through payroll deductions and are credited to the participant accounts from which they were borrowed.

                    THE BOMBAY COMPANY, INC.
        EMPLOYEE 401(k) SAVINGS AND STOCK OWNERSHIP PLAN
            Notes to Financial Statements (Continued)
                        December 31, 2001


Expenses of the Plan

The Plan bears the cost of administrative expenses in the event the Company does not elect to absorb such expenses. The administrative costs reflected in the accompanying financial statements represent the portion paid or payable by the Plan. The Company paid $10,697 and $16,597 for expenses incurred in the administration of the Plan during 2001 and 2000, respectively. Certain administrative functions are performed by employees of the Company, including members of the Administrative Committee, without compensation from the Plan.


Note 2 - Statement of Accounting Policies


Basis of Accounting

Accounting records of the Plan are maintained on the accrual basis of accounting.


Use of Estimates

The  preparation  of  financial  statements  in  conformity  with accounting principles generally accepted in the United States  of
America  requires management to make estimates.   Actual  results
could differ from those estimates.


Note 3 - Investments

In 1994, the Plan entered into a group annuity contract with Connecticut General Life Insurance Company ("Connecticut General"), a CIGNA company. Connecticut General maintains contributions in pooled separate accounts or insurance company general accounts established as investment vehicles for qualified retirement plans. Participant contributions and matching Company contributions are invested in any or all of twelve Connecticut General pooled separate accounts, one Connecticut General general account or Company stock, based upon the participant's discretion.

The pooled separate accounts are credited with Plan contributions and earnings on the underlying investments, and charged for Plan withdrawals and administrative expenses charged by Connecticut General. The assets of each of the pooled separate accounts are invested in shares of the designated underlying mutual funds. In addition, from time to time, Connecticut General may invest amounts in short term money market instruments, cash or cash equivalents. The pooled separate accounts are stated at fair value as of December 31, 2001 and 2000.

                    THE BOMBAY COMPANY, INC.
        EMPLOYEE 401(k) SAVINGS AND STOCK OWNERSHIP PLAN
            Notes to Financial Statements (Continued)
                        December 31, 2001


The general account is credited with Plan contributions and earnings on the underlying investments, and charged for Plan withdrawals and administrative expenses charged by Connecticut General. The contract is included in the financial statements at contract value, (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses) because it is fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2001 and 2000 approximates contract value. The average yield and crediting interest rates were approximately 5.5% and 6% for 2001 and 2000, respectively. The crediting interest rate is determined semi-annually by Connecticut General, but cannot be less than zero. Principal and interest in the general account are guaranteed against loss by CIGNA.

Effective March 1, 1997, participants can elect to direct Company contributions into Company stock or any or all of the available Connecticut General investment vehicles. Prior to March 1, 1997, Company contributions were invested in Company stock. The following table reflects the activity in the non-participant directed portion of investment in Company stock for the years ended December 31, 2001 and 2000:


                                             2001        2000
     Non-Participant Directed Fund
       Company Stock:
        Fair value, beginning of year       $566,434   $1,474,310


        Net  appreciation (depreciation)
         in fair value of investments        103,517     (787,207)


        Benefits paid                        (44,224)     (99,145)

        Administrative costs                  (1,295)      (2,143)

        Transfers to other funds              (7,998)     (19,381)

        Fair value, end of year             $616,434     $566,434


Investments in Company common stock are reflected at fair value at December 31, 2001 and 2000 based on prices obtained in an active market.

                    THE BOMBAY COMPANY, INC.
        EMPLOYEE 401(k) SAVINGS AND STOCK OWNERSHIP PLAN
            Notes to Financial Statements (Continued)
                        December 31, 2001


Individual investments with market value greater than 5% of net assets available for benefits at December 31 were as follows:



                                                       2001          2000

   Participant Directed Funds:
     General Account, CIGNA Fixed Income           $1,791,739     $1,445,465
     Fidelity Advisor Growth
       Opportunities Fund                             836,567      1,049,491
     Putnam  Large Company Stock Growth Fund          638,009        707,338
     The Bombay Company, Inc. Common Stock            806,580        555,235
     Bank of Ireland International Blend Fund         432,371        530,634
     S&P 500 Stock Index Fund                         512,202        474,726
     Participant Loans                                419,584        435,408

   Non-Participant Directed Funds:
     The Bombay Company Inc. Common Stock             616,434        566,434

At December 31, 2001 and 2000, the cost of non-participant directed Company stock held by the Plan was $2,556,125 and $2,762,038, respectively.


Note 4 - Loan from Company

On June 8, 1994, the Company loaned the Plan $261,884 to pay benefits to terminated participants. The loan is noninterest bearing and is payable upon demand by the Company.


Note 5 - Tax Status of the Plan

The Internal Revenue Service has determined and informed the Company, by letter dated July 6, 2000, that the Plan and related trust are designed to be tax exempt in accordance with the applicable sections of the Internal Revenue Code ("IRC"). Generally, contributions to a qualified Plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan. There have been no amendments to the Plan since the most recent determination by the Internal Revenue Service.


Note 6 - Termination of the Plan

The Company has the right, under the Plan, to amend or terminate the Plan, subject to provisions set forth in ERISA. Amendment of the Plan may not deprive participants of their vested interest or divert Plan assets from the exclusive benefit of participants or their beneficiaries. In the event of termination of the Plan or irrevocable discontinuation of Company contributions, all amounts credited to the accounts of participants will be fully vested and nonforfeitable.

                     THE BOMBAY COMPANY, INC.
        EMPLOYEE 401(k) SAVINGS AND STOCK OWNERSHIP PLAN
            Notes to Financial Statements (Continued)
                        December 31, 2001


Note 7 - Subsequent Event

Effective April 1, 2002, the Company stock fund that was previously non-participant directed was changed to allow participants with account balances in that fund to transfer amounts into other investment elections. This change effectively caused all investments within the Plan to be participant-directed.

                            SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                The Bombay Company, Inc.
                            Employee 401(k) Savings and Stock
                                     Ownership Plan
                                     (Name of Plan)


Date June 27, 2002                /s/ Elaine D. Crowley
:
                                    Elaine D. Crowley
                           Sr. Vice President, Chief Financial
                                  Officer and Treasurer


                                                                          Schedule I
                                                                          page 1 of 2
                            THE BOMBAY COMPANY, INC.
                Employee 401(k) Savings and Stock Ownership Plan
       Schedule H, Line 4i, Schedule of Assets Held for Investment Purposes
                              December 31, 2001

EIN:  75-1475223
PN:   002


                                           (c) Description of investment including
      (b) Identity of issue, borrower,    maturity date, rate of interest, collateral,        (e) Current
(a)       lessor or similar party                    par or maturity value                         value

*     Connecticut General Life        General Account, CIGNA Fixed Income
      Insurance Company                45,982 units of participation                           $1,791,739

*     Connecticut General Life        Separate Account 55A, Fidelity Advisor Growth
      Insurance Company                15,410 units of participation                              836,567

*     Connecticut General Life        Separate Account LT20, CIGNA Lifetime 20
      Insurance Company                10,408 units of participation                              216,772

*     Connecticut General Life        Separate Account LT30, CIGNA Lifetime 30
      Insurance Company                7,333 units of participation                               151,893

*     Connecticut General Life        Separate Account LT40, CIGNA Lifetime 40
      Insurance Company                9,488 units of participation                               186,551

*     Connecticut General Life        Separate Account LT50, CIGNA Lifetime 50
      Insurance Company                5,041 units of participation                                96,912

*     Connecticut General Life        Separate Account LT60, CIGNA Lifetime 60
      Insurance Company                722 units of participation                                  12,873

*     Connecticut General Life        Separate Account B, S&P 500 Stock Index
      Insurance Company                9,069 units of participation                               512,202

*     Connecticut General Life        Separate Account 55E3, Lazard Small Cap
      Insurance Company                5,535 units of participation                               154,203

*     Connecticut General Life        Separate Account 15, TimesSquare Corporate Bond Fund
      Insurance Company                7,214 units of participation                                89,620

*     Connecticut General Life        Separate Account CG, Putnam Large Stock
      Insurance Company                59,114 units of participation                              638,009

*     Connecticut General Life        Separate Account FTF, Small Company Stock - Growth
      Insurance Company                16,240 units of participation                              250,463

*     Connecticut General Life        Separate Account BIA, International Blend Bank of Ireland
      Insurance Company                44,388 units of participation                              432,371


      * Party-in-interest


                                                                           Schedule I
                                                                           page 2 of 2
                               THE BOMBAY COMPANY, INC.
                  Employee 401(k) Savings and Stock Ownership Plan
         Schedule H, Line 4i, Schedule of Assets Held for Investment Purposes
                                December 31, 2001

EIN: 75-1475223
PN:  002


                                          (c) Description of investment including
     (b) Identity of issue, borrower,    maturity date, rate of interest, collateral,             (e) Current
(a)      lessor or similar party                  par or maturity value                              value

*     Connecticut General Life       Separate Account 55DX, Janus Advisor Growth
      Insurance Company               1,905 units of participation                                    42,579

*     Connecticut General Life       Separate Account 55I, Fidelty Advisor Equity Growth
      Insurance Company               276 units of participation                                      22,159

*     Connecticut General Life       Separate Account LC2, Large Cap Growth, Morgan Stanley
      Insurance Company               2,828 units of participation                                    30,825

*     Connecticut General Life       Separate Account 55QJ, Invesco Dynamics
      Insurance Company               587 units of participation                                      13,349

*     Connecticut General Life       Separate Account MG1, Mid Cap Growth, Artisan Partners
      Insurance Company               3,394 units of participation                                    30,031

*     Connecticut General Life       Separate Account BSC, Small Cap Value, Berger
      Insurance Company               5,705 units of participation                                    99,396

*     Connecticut General Life       Separate Account 55EW, Janus Advisor Worldwide Account
      Insurance Company               1,282 units of participation                                    40,685

*     Connecticut General Life       Separate Account 55L1, Invesco Tech Account, Investor Shares
      Insurance Company               560 units of participation                                      18,931

*     Connecticut General Life       Separate Account LV3, Large Cap Value, Wellington Management
      Insurance Company               309 units of participation                                       2,988

*     Connecticut General Life       Separate Account MV1, Mid Cap Value, Wellington Management
      Insurance Company               787 units of participation                                       9,179

*     Connecticut General Life       Separate Account 55O1, Oakmark Select I Fund
      Insurance Company               220 units of participation                                       6,007

                                     Total Insurance Company Investment Contracts                  5,686,304

*    The Bombay Company, Inc.        Common Stock, $1 par value, 624,129 shares                    1,423,014

*    Participant loans               Terms vary from six months to ten years
                                      at 7.00% to 9.25% interest                                     419,584

                                                                                                  $7,528,902

*    Party-in-interest

                 CONSENT OF INDEPENDENT AUDITORS


We hereby consent to the incorporation by reference in the Registration statement on Form S-8 (No. 33-40743) of The Bombay Company, Inc. of our report dated June 25, 2002 appearing on page 3 of the Annual Report of The Bombay Company, Inc. Employee 401(k) Savings and Stock Ownership Plan on Form 11-K for the year ended December 31, 2001.





WHITLEY PENN
Fort Worth, Texas
June 25, 2002